SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Act of 1934
(Amendment No. 1)*

INTELLIPHARMACEUTICS INTERNATIONAL INC.
(Name of Issuer)

Common shares, no par value
(Title of Class of Securities)

458173 10 1
(CUSIP Number)

Odidi Holdings Inc. 30 Worcester Road, Toronto, Ontario M9W 5X2 (416) 798-3001 Attention: Amina Odidi, President and Chief Operating Officer
(Name, Address and Telephone Number of Person Authorized to receive Notices and Communications)

February 17, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d–1(e), 240.13d–1(f) or 240.13d–1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 458173 10 1

1.	NAMES OF REPORTING PERSONS Odidi Holdings Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (A) ☒ (B) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) Oo
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) or 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada
NUMBER OF SHARES	7.	SOLE VOTING POWER 5,997,751
BENEFICIALLY OWNED BY	8.	SHARED VOTING POWER 0
EACH REPORTING	9.	SOLE DISPOSITIVE POWER 5,997,751
PERSON WITH	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,997,751
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.8%
14.	TYPE OF REPORTING PERSON* CO

CUSIP NO. 458173 10 1

1.	NAMES OF REPORTING PERSONS Isa Odidi
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (A) ☒ (B) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) Oo
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) or 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES	7.	SOLE VOTING POWER
BENEFICIALLY OWNED BY	8.	SHARED VOTING POWER 7,779,721 (includes 1,781,970 shares issuable upon exercise of options)
EACH REPORTING	9.	SOLE DISPOSITIVE POWER
PERSON WITH	10.	SHARED DISPOSITIVE POWER 7,779,721 (includes 1,781,970 shares issuable upon exercise of options)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,779,721
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 39.8%
14.	TYPE OF REPORTING PERSON* IN

CUSIP NO. 958173 10 1

1.	NAMES OF REPORTING PERSONS Amina Odidi
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (A) ☒ (B) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) Oo
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) or 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES	7.	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8.	SHARED VOTING POWER 7,779,721 (includes 1,781,970 shares issuable upon exercise of options)
EACH REPORTING	9.	SOLE DISPOSITIVE POWER 0
PERSON WITH	10.	SHARED VOTING POWER 7,779,721 (includes 1,781,970 shares issuable upon exercise of options)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,779,721
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 39.8%
14.	TYPE OF REPORTING PERSON* IN

Item 2.	Identity and Background.

This Amendment No. 1 amends and supplements the Schedule 13D (the “Schedule 13D”) of Odidi Holdings Inc., an Ontario, Canada corporation (“Holdings”), Isa Odidi, an individual (“I. Odidi”), and Amina Odidi, an individual (“A. Odidi”), with respect to the common shares, no par value (the “Common Shares”), of IntelliPharmaCeutics International Inc., a Canada corporation (the “Issuer”).  Except as amended hereby, there has been no change in the information contained in the Schedule 13D.  Pursuant to Rule 13d-1(f)(1) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), this Schedule 13D is being filed by Holdings, I. Odidi and A. Odidi.  The entity and individuals hereinabove set forth (collectively, the “Reporting Persons”) are making this single, joint filing because they have agreed to act as a “group” within the meaning of Section 13(d)(3) of the Exchange Act.

Item 5.	Interest in Securities of the Issuer.

(a)-(b)

According to the Prospectus Supplement filed by the Issuer on March 13, 2012, there are 17,751,626 Common Shares outstanding.  As of the date of this Amendment No. 1, Holdings beneficially owned 5,997,751 Common Shares of the Issuer, comprising 33.8% of the issued and outstanding Common Shares.  In addition, each of I Odidi and A Odidi beneficially owned 7,779,721 Common Shares of the Issuer, comprising 39.8% of the issued and outstanding Common Shares, which amount includes (i) 5,997,751 Common Shares owned of record by Holdings, (ii) 1,381,970 Common Shares issuable upon exercise of immediately exercisable options jointly owned by I. Odidi and A. Odidi (which amount gives effect to the vesting, since the date of the original filing of this Schedule 13D, of options in accordance with the vesting provisions previously reported) and (iii) 200,000 Common Shares issuable upon exercise of immediately exercisable options owned separately by each of I. Odidi and A. Odidi (for an aggregate of 400,000 Common Shares).

The Common Shares reported herein as beneficially owned by I. Odidi and A. Odidi do not include any Common Shares issuable upon exercise of unvested options owned jointly by I. Odidi and A. Odidi.  As previously reported, these unvested options vest upon the Issuer or its subsidiaries attaining certain milestones related to FDA filings and approvals for the Issuer’s drugs.  In addition, the Common Shares reported herein as beneficially owned by I. Odidi and A. Odidi do not include any Common Shares issuable upon exercise of unvested options owned individually by I. Odidi and A. Odidi.  These unvested options vest on February 17, 2013 (100,000 Common Shares for each of I. Odidi and A. Odidi).

(c) On February 17, 2012, the Issuer granted options to purchase 300,000 Common Shares each to each of I. Odidi and A. Odidi (for an aggregate of 600,000 Common Shares), with options to purchase 200,000 Common Shares to each of I. Odidi and A. Odidi immediately exercisable (for an aggregate of 400,000 Common Shares) and options to purchase the remaining 100,000 Common Shares to each of I. Odidi and A. Odidi vesting on February 17, 2013 (for an aggregate of 200,000 Common Shares).

(d) The Reporting Persons affirm that no persons other than the Reporting Persons have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the Common Shares owned by the Reporting Persons.

(e) It is inapplicable for the purposes hereof to state the date on which the Reporting Person ceased to be the owner of more than five percent (5%) of the Common Shares.

SIGNATURE

After reasonable inquiry, and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATE:  March 30, 2012

ODIDI HOLDINGS INC.

By:	/s/ Amina Odidi
Name: Amina Odidi Title: President

/s/ Isa Odidi
Isa Odidi

/s/ Amina Odidi
Amina Odidi